SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Tucows Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

019223106
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fertilemind Capital Fund I, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
0

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%

14.TYPE OF REPORTING PERSON*
               PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fertilemind Management, LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
0

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14.TYPE OF REPORTING PERSON*
      OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Aram Fuchs

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
0

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14.TYPE OF REPORTING PERSON*
      IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Tucows Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of January 28, 2010 and amends and supplements the Schedule 13D filed on October 30, 2008 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

•	Fertilemind Capital Fund I, L.P., a Delaware limited partnership (the “Fund”).

•	Fertilemind Management, LLC, a Delaware limited liability company (“FML”).

•	Aram Fuchs, a citizen of the United States (“Mr. Fuchs”).

ITEM 3.Source and Amount of Funds or Other Consideration.

The source and amount of funds used by the Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                AMOUNT OF FUNDS
Working Capital                    $0.00

ITEM 5.Interest in Securities of the Issuer.

(a)None of the Reporting Persons beneficially own any shares of Common Stock.

(b)Not applicable.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.  No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)Not applicable.

(e)The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on January 25, 2010.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 29, 2008 (previously filed)

Schedule 1 – Transactions Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 10, 2010

FERTILEMIND CAPITAL FUND I, L.P.
By: Fertilemind Management, LLC, as General Partner

By: /s/ Aram Fuchs
              Aram Fuchs, Managing Member

FERTILEMIND MANAGEMENT, LLC

By: /s/ Aram Fuchs
        Aram Fuchs, Managing Member

/s/ Aram Fuchs
    Aram Fuchs

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Fertilemind Capital Fund I, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)
12/14/09	Common	(5,000)	$0.69
1/6/10	Common	(24,747)	$0.7171
1/25/10	Common	(3,566,880)	$0.70
1/28/10	Common	(2,856)	$0.69

All transactions were open market transactions, except for the shares sold on January 25, 2010, which were sold pursuant to a tender offer by the Issuer.